Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122989
PROSPECTUS SUPPLEMENT DATED MAY 23,2005
SUPPLEMENTS HUDSON CITY BANCORP, INC. PROSPECTUS
DATED MAY 10, 2005
(Holding Company for Hudson City Savings Bank)

This supplements the prospectus of Hudson City Bancorp, Inc. dated May 10, 2005. This prospectus supplement should be read together with the prospectus.
The subscription offering has concluded.
The subscription offering portion of our second step conversion concluded on May 19, 2005. More than 29,500 orders from depositors were received in the subscription offering, totaling approximately 135.6 million shares. The number of shares available for sale in the syndicated offering will be reduced by the number of shares sold in the subscription offering. In order to complete the offering of our common stock, we must sell at least 361,250,000 shares of common stock, which is the minimum of our offering range.
We are increasing the number of shares that you may purchase in the offering.
We have increased the amount of stock that you may purchase as follows:

•	You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to 10,000,000 shares in all categories of the offering combined, including the subscription offering.
The individual purchase limitation of 1,000,000 shares disclosed in the prospectus remains unchanged.
The ownership limitations for current Hudson City Bancorp stockholders disclosed in the prospectus also remain unchanged.
The shares of common stock are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved the shares of common stock or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers Global Coordinator/Sole Book-Running Manager

Ryan Beck & Co. Joint Lead Manager

Merrill Lynch & Co.
May 23, 2005